May 14, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   Rule 17g-1 Fidelity Bond Filing
      Information with Respect to Period Covering April 15, 2010 to April 15, 2011 for the following Investment Companies (each a "Fund"): Parnassus Funds, Parnassus Income Funds

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to the Parnassus Funds complex of mutual funds referenced above. Please note for the Commission's records, the following:

a. A copy of the executed joint Investment Company Blanket Bond (the "Bond") with a schedule of individual named insureds, for the period from April 15, 2010 to April 15, 2011 is enclosed under EXHIBIT 99-1 and was received on May 12, 2010;

b. A copy of the resolution from the March 18, 2010, meeting of the Board of Trustees at which a majority of directors not considered "interested persons" approved the amount, type, form and coverage of the Bond, and the portion of the premium to be paid by each Fund for the period from April 15, 2010 to April 15, 2011 is enclosed under EXHIBIT 99-2;

c. A document showing the amount of the single insured bond which each Fund would have provided and maintained had it not been named as an insured under the Bond for the period from April 15, 2010 to April 15, 2011 is enclosed under EXHIBIT 99-3;

d. Premiums have been appropriately paid for the period from April 15, 2010 to April 15, 2011; and

e. A copy of the agreement between each Fund and all of the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under EXHIBIT 99-4.

Please contact me if you have questions or require additional information.

Very truly yours,

/s/ John V. Skidmore II

John V. Skidmore II
Chief Compliance Officer and Fidelity Bond Officer and Assistant Secretary

Enclosures